Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Partners, L.P.

(Commission File No.: 001-10934)

Simplification of Corporate Structure May 17, 2018 Al Monaco, Chief Executive Officer

Legal Notice Forward Looking Information This presentation includes certain forward looking statements and information (FLI) to provide potential investors, shareholders and unitholders of Enbridge Inc. (Enbridge or the Company), Enbridge Income Fund Holdings Inc. (ENF), Enbridge Energy Partners, L.P. (EEP), Spectra Energy Partners, LP (SEP) and Enbridge Energy Management, L.L.C. (EEM or EEQ) with information about Enbridge, ENF, EEP, SEP, EEQ and their respective subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: 2018 and future year strategic priorities and guidance; expected EBITDA or expected adjusted EBITDA; expected DCF and DCF/share; expected future debt/EBITDA; future financing options; expectations on sources and uses of funds and sufficiency of financial resources; secured growth projects and future growth, development and expansion program and opportunities; expected closing of announced dispositions and the timing thereof; future asset sales or other monetization transactions; distribution coverage; dividend and distribution growth and dividend and distribution payout expectations; expected impact of tax reform and FERC tax-related matters, including sponsored vehicle impacts; foreign exchange hedges; project execution, including capital costs, expected construction and in service dates and regulatory approvals; and system throughput, capacity and expansions. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability and performance; customer and regulatory approvals; maintenance of support and regulatory approvals for the projects; anticipated in-service dates; weather; governmental legislation; announced and potential dispositions and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; credit ratings; capital project funding; expected EBITDA or expected adjusted EBITDA; expected future cash flows and expected future DCF and DCF per share; estimated future dividends and distributions; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; economic and competitive conditions; changes in tax laws and tax rates; and changes in trade agreements. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, ENF, EEP, SEP or EEQ, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements. 2

Key Terms of the Proposed Restructuring 3 Restructuring Consideration .. SEP: 1.0123 common shares of ENB, representing a value of US$33.10, equivalent to the closing price of SEPfs common units on the NYSE on May 16, 2018 . EEP: 0.3083 shares of ENB, representing a value of US$10.08, equivalent to the closing price of EEPfs common units on the NYSE on May 16, 2018 . EEQ: 0.2887 shares of ENB, representing a value of US$9.44, equivalent to the closing price of EEQfs common units on the NYSE on May 16, 2018 . ENF: 0.7029 shares of ENB, representing a value of CAN$29.38, reflecting a 5% premium to the closing price of ENFfs common shares on the TSX on May 16, 2018 Structure . 100% ENB share consideration Conditions .. Offers are subject to: . Approval of the boards of directors of Enbridge, Enbridgefs U.S. corporate subsidiaries and sponsored vehicles . SEP: holders of the majority of SEP common units . EEP: holders of 66.% of the outstanding EEP units . EEQ: holders of a majority of the outstanding EEQ listed shares, other than Enbridge and its affiliates . ENF: (i) by holders of 66.% of the outstanding ENF shares present in person or by proxy at a meeting of shareholders, and (ii) by holders of a majority of the ENF shares present in person or by proxy at a meeting of shareholders, other than ENB, its affiliates and other insiders . Offers are not conditional on each other with the exception of EEQ, which is conditional on EEP . ENF transaction is subject to Competition Act (Canada), Investment Canada Act, Canada Transportation Act, and other customary regulatory approvals . SEP, EEP and EEQ transactions are subject to Hart-Scott-Rodino and other customary regulatory approvals

Simplifies Corporate and Capital Structure 4 Post-Restructuring Pre-Restructuring TSX: ENB NYSE: ENB • Liquids Pipelines • Gas Pipelines •Utilities •Other (1) Transaction values as of May 16, 2018, includes a 5% premium for ENF. This is a simplified organizational structure reflecting the publicly traded sponsored vehicles (2)As of March 31, 2018. TSX: ENB NYSE: ENB ENF EEQ SEP EEP Partnership Economic Interest2: Transaction Values (CAD,B)1: $3.5 $2.8 $1.0 C$4.1 83% 35% 12% 82% Corporation Business Segments: Liquids & Gas Pipelines Liquids Pipelines Interest in Liquids Pipelines Liquids & Gas Pipelines

Benefits for Enbridge Shareholders „Ï Simplifies Corporate and Capital Structure ¡E Single streamlined publicly traded entity „Ï Full Ownership of Core Strategic Assets ¡E Best-in-class, low risk liquids pipelines and gas transmission business „Ï Maximizes Cash Flow ¡E Transfer interstate pipelines into more efficient corporate structure mitigating FERC policy change „Ï Enhanced Credit and Funding Profile ¡E Enhances Enbridge¡¦s credit profile by eliminating sponsored vehicle public distributions ¡E Increases retention of cash flow to support self-funded growth „Ï Financial Guidance Unchanged ¡E Neutral impact to financial guidance through 2020, with positive impacts post 2020 5

Benefits for Sponsored Vehicle Equity Holders of Holding ENB Shares ¡E Sponsored vehicles are ineffective and unreliable standalone financing vehicles 6 Enbridge Energy Partners / Enbridge Energy Management Spectra Energy Partners Enbridge Income Fund Holdings „Ï „Ï „Ï „Ï „Ï „Ï „Ï Enhances liquidity Improves cost of capital Distribution security and growth post-2018 Exposure to best-in-class pipeline and utility assets Credit profile enhancement Corporatization benefits No K-1 for EEP „Ï „Ï „Ï „Ï „Ï „Ï „Ï Enhances liquidity Improves cost of capital Distribution security and growth post-2018 Exposure to best-in-class pipeline and utility assets Credit profile enhancement Corporatization benefits No K-1 for SEP

2018 – 2020 Strategic Priorities 1. Move to pure regulated pipelines / utility model $3.2 billion of asset sales announced 2. Accelerate de-leveraging $3.1 billion of hybrid security issuances 3. Deliver premium cash flow & dividend growth Advancing $7B of projects for 2018 ISD 4. Streamline the business Proposal to acquire public SV equity 5. Extend growth beyond 2020 Assessing new project opportunities Executing on Our Strategic Priorities

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